EXHIBIT 3.3

RESTATED CERTIFICATE OF INCORPORATION

OF

KORN FERRY

Korn Ferry, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

FIRST:	The Corporation filed its original Certificate of Incorporation with the Secretary of State of Delaware on September 13, 1999 under the name “Korn/Ferry International.”
SECOND:	The Board of Directors of the Corporation duly adopted, pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, a Restated Certificate of Incorporation.
THIRD:	The Restated Certificate of Incorporation, as adopted by the Board of Directors of the Corporation, is as follows:

Article I: Name

The name of the corporation is Korn Ferry (the “Corporation”).

Article II: Registered Office

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

Article III: Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV: Stock

Section 1. Authorized Shares.  The total number of shares of all classes which the Corporation shall have the authority to issue shall be 200,000,000, which shall be divided into two classes, one to be designated “Common Stock,” which shall consist of 150,000,000 authorized shares, $0.01 par value per share, and a second class to be designated as “Preferred Stock,” which shall consist of 50,000,000 authorized shares, $0.01 par value per share.

Section 2. Preferred Stock of the Corporation.  The Preferred Stock may be issued in one or more series, from time to time, each series to be appropriately designated by a distinguishing number, letter or title, prior to the issuance of any shares thereof.  The first series of Preferred Stock shall initially consist of 10,000 shares and shall be designated “7.5% Convertible Series A Preferred Stock” (“Series A Preferred Stock”).

Section 3. Authority of Board of Directors to Issue Stock.  Each series of Preferred Stock shall consist of such number of shares and have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolutions or resolutions providing for the issuance of such series adopted by the Board of Directors of the Corporation (the “Board of Directors”), and the Board of Directors is hereby expressly vested with authority, to the full extent now or hereafter provided by law, to adopt any such resolution or resolutions.  The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a)	The number of shares constituting the series and the distinctive designation of that series;
(b)

The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c)	Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;
(d)

Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e)

Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f)	Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;
(g)

The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(h)	Any other relative rights, preferences and limitations of that series.

Section 4. No Preemptive or Preferential Rights.  No holders of shares of the Corporation of any class, now or hereafter authorized, shall have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the Corporation of any class, now or hereafter authorized, or any options or warrants to subscribe for such shares, or any rights to subscribe for, purchase or receive any securities convertible to or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation.

Section 5. Series A Preferred Stock.

(a)Designation.  Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock.  The shares of Series A Preferred Stock are subject to subordination in the manner, and to the extent, set forth in that certain Subordination Agreement, dated as of June 13, 2002, made by the Corporation and certain other persons in favor of Bank of America and certain senior creditors.

(b)

Number of Shares.  The number of shares of Series A Preferred Stock shall initially be 10,000.  Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by the Board of Directors.  Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation or converted into Common Stock shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

(c)	Definitions. As used herein with respect to Series A Preferred Stock:

(i)“Accrued Dividends,” with respect to any share of Series A Preferred Stock, means an amount computed at the annual dividend rate for Series A Preferred Stock, from the Closing Date or the Accrual Date, as applicable, to and including the date to which such dividends are to be accrued (whether or not such dividends have been declared), less the aggregate amount of all dividends previously paid on such share whether in cash or stock.

(ii)“Average Closing Price” with respect to any period shall be calculated on a volume-weighted average basis.  Specifically, it shall be computed by (x) multiplying the Closing Price on each Trading Day within the period by a fraction, the numerator of which is the trading volume of the Common Stock for such Trading Day on the New York Stock Exchange or within the relevant trading market if not the New York Stock Exchange, and the denominator of which is the aggregate trading volume for the trading period, and (y) adding together the products thus derived.

(iii)“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in New York, New York or Los Angeles, California are not authorized or obligated by law, regulation or executive order to close.

(iv)“Closing Date” means June 13, 2002.

(v)“Closing Price” on any Trading Day means the last reported sales price regular way or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices regular way, in each case on the New York Stock Exchange or, if the Common Stock is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange, market or quotation system on which the Common Stock is listed or admitted to trading, or, if such prices are not available, Closing Price shall mean the price per share of the Common Stock determined by the Board of Directors on a reasonable basis and in good faith.

(vi)	“Fair Market Value” on any day means the Closing Price.

(vii)“Fundamental Change” means any transaction (including any merger, consolidation, recapitalization or other reorganization) or a series of related transactions as a result of which all or substantially all of the outstanding Common Stock is converted into or exchanged for stock, other securities, cash or assets.

(viii)“Junior Stock” means the Common Stock and any other class or series of stock of the Corporation hereafter authorized over which Series A Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(ix)“Note” means the 7.5% Convertible Subordinated Note Due 2010 of the Corporation.

(x)“Parity Stock” means any other class or series of stock of the Corporation that ranks on a parity with Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(xi)“Redemption Date” means the date fixed for redemption by or pursuant to this Certificate of Designations.

(xii)“Trading Day” means a day on which the principal national securities exchange, market or quotation system on which the Common Stock is listed or admitted to trading is open for the transaction of business or, if the Common Stock is not listed or admitted to trading, a Business Day.

(xiii)“Warrants” means the eight-year warrants issued pursuant to the Purchase Agreement, dated as of June 13, 2002, by and between the Corporation and the other parties thereto.

(d)Dividends.

(i)Rate.Holders of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds legally available therefor, cumulative dividends per share of Series A Preferred Stock at the annual rate of 7.5% (or as such rate may be modified pursuant to the next paragraph) of the Issuance Price.  The Issuance Price means $1000 per share of Series A Preferred Stock, as adjusted to reflect the occurrence of any stock split, stock dividend, stock combination, stock subdivision or similar recapitalization affecting such share.

In the event that any Registration Default (as such term is defined in the Investor Rights Agreement, entered into as of the Closing Date by and between the Corporation and the other parties thereto, hereinafter the “Investor Rights Agreement”) exists and is continuing, then the annual rate of 7.5% referred to in the foregoing paragraph shall be increased by one percentage point per quarter, up to a maximum of 14%, until such time as the Registration Default ceases to continue (as set forth in the Investor Rights Agreement) at which point the annual rate shall immediately be reduced to 7.5%.

(ii)Payment.Dividends are payable semi-annually on the thirteenth day of June and December in each year (or, if any such date is not a Business Day, on the next succeeding Business Day), beginning December 13, 2002, to holders of record on the Business Day preceding such dividend payment date, fixed for that purpose by the Board of Directors in advance of payment of each particular dividend.  The amount of dividends payable for the initial dividend period and any period shorter than a full semi‑annual period during which shares are outstanding shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period which is payable.  The dividend payable per share of Series A Preferred Stock for each full dividend period shall be computed by dividing the annual dividend rate by two.  No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payments on shares of Series A Preferred Stock which may be in arrears; provided, however, that to the extent that the Corporation does not declare and pay the amounts specified in Section 5(d)(i) above on the dividend payment date on which such dividend is payable, the holders of the Series A Preferred Stock thus affected shall also receive, but only out of funds legally available for the payment of dividends, additional dividends in an amount equal to 2.0% per annum of such overdue amount for each day (beginning with the first day following such dividend payment date) for which such failure to declare and pay such dividends continues.

Dividends payable on shares of Series A Preferred Stock shall be paid in additional shares of Series A Preferred Stock; provided, however, that on any dividend payment date occurring on or before the second anniversary of the Closing Date, dividends equal to 1% of the Issuance Price shall be paid in cash and equal to 6.5% of the Issuance Price shall be paid in additional shares of Series A

Preferred Stock, and provided, further, at the option of the Corporation, dividends payable on shares of Series A Preferred Stock on any dividend payment date occurring after the second anniversary of the Closing Date may be paid entirely in cash or in additional shares of Series A Preferred Stock.  To the extent that dividends are paid in additional shares of Series A Preferred Stock, such shares shall be valued at the Issuance Price, and such additional shares shall be entitled to receive cumulative dividends beginning from the date of issuance (such date an “Accrual Date”).

(iii)Priority of Dividends.So long as any share of Series A Preferred Stock remains outstanding, no dividend whatsoever shall be paid or declared and no distribution shall be made on any Junior Stock, other than a dividend or distribution payable solely in Junior Stock, and no shares of Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of (A) a reclassification of Junior Stock for or into Junior Stock, (B) the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, or (C) the repurchase of Common Stock from the Corporation’s employees up to an aggregate amount of up to $1,000,000 of Common Stock per year) provided, however, that dividends may be paid on Junior Stock if (i) all Accrued Dividends on all outstanding shares of Series A Preferred Stock for all past dividend periods have been paid in full and (ii) in the case of a dividend or distribution, there shall contemporaneously have been declared and paid or made on each outstanding share of Series A Preferred Stock a dividend or distribution in the same amount as the Corporation would have paid on such share if such share had been converted into Common Stock on the record date for the payment of such dividend or distribution and had received the dividend or distribution payable on such Common Stock.  Subject to the foregoing, such dividends and distributions (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on any Junior Stock from time to time out of any funds legally available therefor.

(e)Liquidation Rights.

(i)Voluntary or Involuntary Liquidation.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Series A Preferred Stock shall be entitled, before any distribution or payment out of the assets of the Corporation may be made to the holders of any Junior Stock, to receive in full an amount per share equal to the greater of (i) the Issuance Price, together with an amount equal to all Accrued Dividends to the date of payment and (ii) the amount that a holder of one share of Series A Preferred Stock would be entitled to receive if such shares were converted into Common Stock immediately prior to such liquidation, dissolution or winding up.  Such greater amount per share shall be the “Liquidation Preference Amount”.

(ii)Partial Payment. If the assets of the Corporation are not sufficient to pay the Liquidation Preference Amount in full to all holders of Series A Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of all Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preference Amounts of Series A Preferred Stock and all such Parity Stock.

(iii)Residual Distributions.  If the Liquidation Preference Amount has been paid in full to all holders of Series A Preferred Stock and all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(iv)Merger, Consolidation and Sale of Assets Not Liquidation.  For purposes of this Section 5(e), the merger or consolidation of the Corporation with any other corporation, including a merger in which the holders of Series A Preferred Stock receive cash or property for their shares, or the sale of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

(f)Redemption.

(i)Optional Redemption by the Corporation.  Any time after the third anniversary of the Closing Date, the Corporation, at the option of the Board of Directors, may redeem in whole or in part the shares of Series A Preferred Stock at the time outstanding, at any time or from time to time, upon notice given as provided in Section 5(f)(vi), at the redemption price in effect at the notice date as provided in this Section 5(f), provided, however, that (A) no shares of Series A Preferred Stock may be redeemed pursuant to this Section 5(f)(i) if at any time during the 135 days prior to the Redemption Date the Shelf Registration Statement (as defined in the Investor Rights Agreement) with respect to the Common Stock into which any shares of Series A Preferred Stock are convertible shall not be effective, (B) optional redemption may only be made if the Corporation certifies to the holders in the redemption notice sent in accordance with Section 5(f)(vi) that it is able, financially and otherwise, to make the redemption payment, and there has been no default (as set forth in Section 5(f)(ix)) by the Corporation on an obligation to pay for shares of Series A Preferred Stock duly called for redemption in accordance with this Section 5(f) within the 12 months prior to the date of such notice, (C) optional redemption may only be made pursuant to this Section 5(f)(i) if, after giving effect to such redemption (and any simultaneous redemption of Notes), the ratio of (a) the aggregate outstanding principal amount of the Notes and (b) the product of (x) the number of issued and outstanding shares of Series A Preferred Stock and (y) the Issuance Price, is equal to 4:1, and (D) the Corporation shall not be permitted to redeem shares of Series A Preferred Stock pursuant to this Section 5(f)(i) if, after giving effect to such redemption (and any simultaneous redemption of Notes), the sum of (a) the aggregate outstanding principal amount of the Notes and (b) the product of (x) the number of issued and outstanding shares of Series A Preferred Stock and (y) the Issuance Price, does not exceed $15,000,000.00.  The foregoing clauses (C) and (D) shall not limit the Corporation’s right pursuant to this Section 5(f)(i) to redeem all of the outstanding principal amount of the Notes and all of the outstanding shares of Series A Preferred Stock in one redemption.

(ii)Redemption Price.  The redemption price for shares of Series A Preferred Stock redeemed pursuant to Section 5(f)(i) hereof shall be set by the Corporation in its discretion pursuant to any available redemption price calculation methodology set forth below.

The Corporation may in its discretion set the redemption price for each share of Series A Preferred Stock at 100% of the Issuance Price together with an amount equal to all Accrued Dividends to the date of redemption, provided, however, that the Corporation may not set the redemption price using this methodology unless the Average Closing Price of the Common Stock over the 20 Trading Day period immediately preceding the Redemption Date is equal to or greater than the price that is the result of dividing (i) the price specified in the following schedule by (ii) the number of shares of Common Stock into which such share of Series A Preferred Stock would be convertible on the notice date (such price, the “Minimum Share Purchase Price”).

Redemption Date	Basis of Minimum Share Purchase Price Calculation
After the third and through and including the fourth anniversary of the Closing Date	2.0 x Issuance Price
After the fourth and through and including the fifth anniversary of the Closing Date	2.25 x Issuance Price

After the fifth anniversary of the Closing Date	25 x Issuance Price

The Corporation may in its discretion set the redemption price for each share of Series A Preferred Stock at the product of (i) the number of shares of Common Stock into which such share of Series A Preferred Stock would be convertible on the notice date and (ii) the greater of (x) the Average Closing Price over the 20 Trading Day period immediately preceding the notice date and (y) the Minimum Share Purchase Price.

(iii)Mandatory Redemption.  The Corporation shall, on the eighth anniversary of the Closing Date, redeem all of the outstanding shares of Series A Preferred Stock at a redemption price per share equal to (i) 101% of the Issuance Price plus (ii) an amount equal to all Accrued Dividends to such Redemption Date.

(iv)Optional Redemption by the Holders.  After the sixth anniversary of the Closing Date, all (or a portion) of the shares of Series A Preferred Stock shall be subject to redemption at the option of the holders thereof at a redemption price per share equal to (i) 101% of the Issuance Price plus (ii) an amount equal to all Accrued Dividends to the Redemption Date.  In addition, if a Registration Default exists and is continuing, and either (a) the Shelf Registration Statement has not been declared effective by the Securities and Exchange Commission (the “SEC”) on or before the 365th calendar day after the date of filing of the Shelf Registration Statement or (b) the Shelf Registration Statement is declared effective by the SEC but the Shelf Registration Statement thereafter ceases to be effective and such failure to be effective continues for a period of 90 consecutive calendar days, or more than 120 days in any 365 day period, then all of the shares of Series A Preferred Stock shall be subject to redemption at the option of the holders thereof, beginning on such 365th or 91st or 121st day, as the case may be, until such time as the Registration Default ceases to continue (as set forth in the Investor Rights Agreement) at a redemption price equal to the greater of (y) 100% of the Issuance Price plus an amount equal to all Accrued Dividends to the Redemption Date or (z) the product of the number of shares of Common Stock into which such share of Series A Preferred Stock would be convertible on the date of the exercise of such option by the holder and the Average Closing Price over the 20 Trading Day period immediately preceding such date.

Any holder of Series A Preferred Stock electing to redeem shares of Series A Preferred Stock pursuant to this Section 5(f)(iv) shall give notice in writing of such election to the Corporation (or its successor, if the Corporation is no longer in existence) at its principal office, which notice shall set forth the name of the holder and the number of shares of Series A Preferred Stock to be redeemed.  Such written notice of election shall be irrevocable without the consent of the Corporation, in its sole discretion.  The Corporation shall forthwith give notice to all other holders of Series A Preferred Stock of any such notice of redemption, specifying the date fixed by the Corporation for redemption of such shares of Series A Preferred Stock, such date to be not more than 45 days nor less than 30 days from the notice date.  Such other holders of Series A Preferred Stock may elect to sell to the Corporation all or a portion of their shares of Series A Preferred Stock by delivering written notice to the Corporation within 15 days after the distribution of the notice regarding optional redemption by the Corporation.  Each holder of shares of Series A Preferred Stock that has given timely notice to the Corporation shall be entitled to receive the redemption price thereof as described in this Section 5(f)(iv), without interest, after surrender to the principal office of the Corporation of the certificate or certificates for the shares to be surrendered.

(v)Change Of Control.  For the purposes of this Section 5(f): (1) a sale, conveyance or disposition of all or substantially all of the assets of the Corporation, (ii) the effectuation of a transaction (including a merger, consolidation, recapitalization or other reorganization) or series of related transactions as a result of which 50% or more of the issued and outstanding voting securities of the resulting entity are beneficially owned by a person, corporation, entity or group other than the stockholders of the Corporation immediately prior to such transactions, or (iii) the effectuation of a transaction (including a merger, consolidation, recapitalization or other reorganization) or series of related transactions as a result of which any person or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) shall succeed in having a sufficient number of its nominees elected to the Corporation’s Board of Directors such that such nominees will constitute a majority of the Board of Directors, shall be a “Change of Control Event.” In the event of a Change of Control Event, each holder of a share of Series A Preferred Stock shall have the right to receive, at the option of the holder, (i) 101% of the Issuance Price plus an amount equal to all Accrued Dividends to the date of the Change of Control Event, or (ii) the per share consideration to be received by a holder of the Common Stock into which such share of Series A Preferred Stock is convertible as of such Change of Control Event.  Upon the consummation of a Change of Control Event that is a Fundamental Change, each share of Series A shall automatically be converted into the right to receive, at the election of the holder in accordance with the third paragraph of this Section 5(f)(v), one of the two forms of consideration described above.

On or before the 30th calendar day after a Change of Control Event (or the 30th calendar day prior to such Change of Control Event that is a Fundamental Change), the Corporation shall give notice in accordance with this Section 5(f)(v) of the redemption right or other right to receive consideration set forth herein arising as a result thereof to each holder.  To exercise a redemption right, a Holder shall deliver to the Corporation (or an agent designated by the Corporation for such purposes in the notice referred to above) on or before the 90th calendar day after such Change of Control Event (or if such Change of Control Event is a Fundamental Change then on or before such date of such Fundamental Change) (a) written notice of the holder’s exercise of such right, which notice shall set forth the name of the holder, the number of shares of Series A Preferred Stock to be redeemed, and a statement that the option to exercise the redemption right or receive the consideration is being made thereby, and (b) the certificates for the shares of Series A Preferred Stock with respect to which the redemption right is being exercised, duly endorsed for transfer to the Corporation.  Such written notice shall be irrevocable without the consent of the Corporation, in its sole discretion.

(vi)Notice of Redemption.  Each notice of a redemption of shares of Series A Preferred Stock or otherwise to be provided by the Corporation under this Section 5(f) shall be made by hand delivery or delivered by overnight courier, addressed to the holders of record of the shares to be redeemed at their respective addresses appearing on the books of the Corporation.  Each such notice shall state, as appropriate, the following and may contain such other information as the Corporation deems advisable: (a) the Redemption Date, (b) the number of such shares of Series A Preferred Stock held by such holder to be redeemed, (c) the redemption price, (d) the place or places where one or more certificates for such shares of Series A Preferred Stock are to be surrendered for redemption and (e) such items as are required to be stated in a notice of an optional redemption by the Corporation pursuant to Section 5(f)(i) above.  The “notice date” shall be the date such notice is mailed.  Such mailing shall be at least 30 days and not more than 45 days before the date fixed for redemption.  Any notice mailed as provided in this Section 5(f)(vi) shall be conclusively presumed to have been duly given upon receipt, but failure duly to give such notice by overnight mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series A Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock Upon duly delivering notice to a holder of Series A Preferred Stock, the Corporation may not thereafter rescind such notice of redemption or the Company’s obligation to pay the redemption price.

(vii)Partial Redemption. In case of any optional redemption of only part of the shares of Series A Preferred Stock at the time outstanding (other than in the case of optional redemption by the holders pursuant to Section 5(f)(iv), the shares to be redeemed shall be selected either pro rata or by lot or in such other mariner as the Board of Directors may determine to be equitable.

(viii)Effectiveness of Redemption.  If notice of redemption has been duly given and if on or before the Redemption Date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares of Series A Preferred Stock called for redemption (or to be redeemed pursuant to Section 5(f)(iv)), so as to be and continue to be available therefor, then, notwithstanding that any certificate (or an affidavit of loss and indemnification in lieu thereof has been provided to the Corporation as provided below) for any share of Series A Preferred Stock so called for redemption (or to be redeemed pursuant to Section 5(f)(iv)) has not been surrendered for cancellation, on and after the Redemption Date all shares of Series A Preferred Stock so called for redemption (or to be redeemed pursuant to Section 5(f)(iv)) shall cease to be outstanding and all rights with respect to such shares of Series A Preferred Stock shall forthwith on such Redemption Date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption without interest.  In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder certifying to the satisfaction of the Corporation that such certificate has been lost, stolen or destroyed and entering into an indemnity agreement against any claim that may be made against it with respect to such certificate, the Corporation will deliver any redemption price in respect thereof issuable and/or payable in exchange for such lost, stolen or destroyed certificate pursuant to the terms of this Section 5(f).  Any funds unclaimed at the end of one year from the Redemption Date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares of Series A Preferred Stock so called for redemption (or to be redeemed pursuant to Section 5(f)(iv)) shall look only to the Corporation for payment of the redemption price of such shares of Series A Preferred Stock.

(ix)Redemption Default.  If the Corporation defaults on an obligation incurred hereunder to pay a redemption price payable pursuant to the terms of this Section 5(f), the holder of any share of Series A Preferred Stock subject to such default (a) shall receive additional dividends in an amount equal to 2.0% per annum for each day for which such default continues, and (b) may at its option either (A) enforce its right to receive such redemption price and receive the additional interest due thereon pursuant to clause (b) or (B) terminate or rescind such attempted redemption.

(g)Conversion Rights.  Each share of Series A Preferred Stock shall be convertible at the option of the holder thereof at any time into fully paid and non-assessable shares of Common Stock of the Corporation (calculated as to each conversion to the nearest 1/100th of a share) on and subject to the following terms and conditions:

(i)Conversion Price.  The conversion price at which shares of Series A Preferred Stock shall be convertible into Common Stock (the “Conversion Price”) shall initially be $10.25 per share and shall be adjusted in certain events as provided in Section 5(g)(v).  Each share of Series A Preferred Stock shall be taken at the Issuance Price and any Accrued Dividends for the purpose of conversion.

(ii)Surrender of Certificates. In order to convert shares of Series A Preferred Stock into Common Stock the holder must surrender, at the office of any transfer agent for the Common Stock or at such other office as the Board of Directors may designate, the certificate or certificates for the shares to be converted, duly endorsed or assigned either to the Corporation or in blank, together with irrevocable written notice that such holder elects to convert such shares.  Such shares shall be deemed to be converted immediately before the close of business on the date of such surrender, and the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Stock at such time.  As promptly as practicable on or after such date, and in any event within 3 Business Days, the Corporation shall issue and deliver at such office to the person or persons entitled to receive the same a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion, together with payment in lieu of any fraction of a share as provided in Section 5(g)(iv).

(iii)Shares Called for Redemption.  In case shares of Series A Preferred Stock are called for redemption, the right to convert such shares shall cease and terminate at the close of business on the Business Day before the date fixed for redemption’ provided, however, that such right may be reinstated in case of a default in payment of the redemption price as set forth in Section 5(f)(ix).

(iv)Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of shares of Series A Preferred Stock, but, instead of any fraction of a share that would otherwise be issuable, the Corporation shall pay cash in an amount equal to the same fraction of the Closing Price on the date of surrender of the certificate or certificates for such shares for conversion, or, if such date is not a Trading Day, on the next Trading Day.

(v)Adjustment of Conversion Price Anti-Dilution.  The Conversion Price and the number and kind of shares of capital stock or other property issuable on conversion shall be adjusted from time to time as follows.

(A)Sales of Common Stock Below Fair Market Value.  In case the Corporation shall issue or grant to any person (whether directly or by assumption in a merger or otherwise, other than upon a Fundamental Change to which Section 5(g)(v)(E) applies) (a) rights, warrants, options, exchangeable securities or convertible securities (each referred to herein as “Rights”) entitling such person to subscribe for or purchase shares of Common Stock at a price per share less than the Fair Market Value or (b) shares of Common Stock at a price per share less than the Fair Market Value, on the record date fixed for the determination of persons entitled to receive such Rights or such shares, the Conversion Price in effect immediately before the close of business on the record date fixed for such determination shall be reduced by multiplying such Conversion Price by a fraction, of which (i) the numerator is the number of shares of Common Stock outstanding (including all shares of Common Stock issued or issuable upon conversion of any convertible security or upon the exercise of any rights, warrants or options) on such record date plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase pursuant to such Rights, or so issued, would purchase at the Fair Market Value on such record date and (ii) the denominator shall be the number of shares of Common Stock outstanding (including all shares of Common Stock issued or issuable upon conversion of any convertible security or upon the exercise of any rights, warrants or options) at the close of business on such record date plus the number of shares of Common Stock so offered for subscription or purchase pursuant to such Rights, or so issued.  If, after any such record date, any such Rights or shares are not in fact issued, or are not exercised prior to the expiration thereof, the Conversion Price shall be immediately readjusted, effective as of the date such Rights or shares expire, or the date the Board of Directors determines not to issue such Rights or shares, to the Conversion Price that would have been in effect if the unexercised Rights had never been granted or such record date had not been fixed, as the case may be.  Such adjustment shall be made successively whenever any such event shall occur.  For the purposes of this paragraph, the aggregate of the offering price received or to be received by the Corporation shall include the maximum aggregate amount (if any) payable upon exercise or conversion of such Rights.  The value of any consideration received or to be received by the Corporation, if other than cash, is to be determined by the Board of Directors on a reasonable basis and in good faith.

(B)Stock Splits and Combinations.  In case the Corporation shall subdivide its outstanding Common Stock into a greater number of shares or combine its outstanding Common Stock into a smaller number of shares, the Conversion Price in effect immediately before the time when such subdivision or combination becomes effective shall be adjusted so that the holder of each share of Series A Preferred Stock converted thereafter shall be entitled to receive the number of shares of Common Stock that such holder would have received if such shares of Series A Preferred Stock had been converted immediately prior thereto at the Conversion Price then in effect.  Such adjustment shall be made successively whenever any such event shall occur.

(C)Stock Dividends in Common Stock.  In case the Corporation shall pay a dividend or make a distribution in shares of Common Stock on any class of capital stock of the Corporation, the Conversion Price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive such dividend or distribution shall be reduced by multiplying such Conversion Price by a fraction, of which the numerator is the number of shares of Common Stock outstanding (including all shares of Common Stock issued or issuable upon conversion of any convertible security or upon the exercise of any rights, warrants or options) on such record date and the denominator is the sum of such number of shares and the total number of shares of Common Stock issued in such dividend or distribution.  Such adjustment shall be made successively whenever any such event shall occur.

(D)Distributions of Indebtedness, Securities or Assets.  In case the Corporation shall distribute to all holders of Common Stock (whether by dividend or in a merger or consolidation or otherwise) evidences of indebtedness, shares of capital stock of any class or series, other securities, cash or assets (other than Common Stock or a dividend or distribution payable exclusively in cash and other than as a result of a Fundamental Change), the Conversion Price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive such distribution shall be reduced by multiplying such Conversion Price by a fraction, of which the numerator is the Fair Market Value on such record date less the fair market value (as determined by the Board of Directors, whose determination in good faith shall be conclusive) of the portion of such evidences of indebtedness, shares of capital stock, other securities, cash and assets so distributed applicable to one share of Common Stock and the denominator is such Fair Market Value.  Such adjustment shall be made successively whenever any such event shall occur.  In case such distribution is not made after such a record date has been fixed, the Conversion Price shall be readjusted to the Conversion Price that would have been in effect if such record date had not been fixed.

(E)Fundamental Changes.  In case any Fundamental Change shall occur, the holder of each share of Series A Preferred Stock outstanding immediately before such Fundamental Change shall have, in addition to all other rights hereunder, the right to receive the kind and amount of stock, other securities, cash and assets that such holder would have received if such share of Series A Preferred Stock had been converted immediately prior thereto.  The Corporation agrees that it will not be a party to or permit any Fundamental Change to occur unless the foregoing provisions are included in the terms thereof, and unless the holders of Series A Preferred Stock shall continue to have all of its rights and privileges hereunder in an equivalent manner after giving effect to the Fundamental Change.

(F)Exempted Issuances.  Notwithstanding any other provision in this Section 5(g)(v), the foregoing provisions of this Section 5(g)(v) shall not apply to, and no adjustment shall be made to the Conversion Price for:

(1)shares of Common Stock issuable upon the exercise of options or other convertible securities to be issued pursuant to the Company’s stock option, performance award or employee benefit plans; provided, however, that this exemption shall be limited to 7,000,000 shares of Common Stock issuable upon and an additional 1,574,501 shares of Common Stock issuable upon the exercise of options reserved for grant in September 2002 pursuant to the Company’s option exchange program;

(2)shares of Common Stock issuable upon the exercise of options or other convertible securities previously issued pursuant to the Corporation’s stock option, performance award or employee benefit plan;

(3)shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, the Note or exercise of outstanding Warrants, or pay-in-kind dividends paid on the Series A Preferred Stock or the Note;

(4)securities that have been approved for issuance or grant by the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock; or

(5)securities that are issued in conjunction with an acquisition or a non-financing strategic transaction approved by the Board of Directors; provided, however, that the number of shares of Common Stock or securities convertible into Common Stock issued by the Corporation in conjunction with non-financing strategic transactions that are exempt from the foregoing provisions of this Section 5(g)(v) shall be limited to 20% of the shares of Common Stock outstanding (including all shares of Common Stock issued or issuable upon conversion of any convertible security or upon the exercise of any rights, warrants or options) immediately prior to the Closing Date.

(G)No Adjustment for Participating Distributions.  Notwithstanding any of the provisions of this Section 5(g)(v), no adjustment to the Conversion Price shall be made pursuant to a distribution by the Corporation in which the holders of Series A Preferred Stock shares have participated on an as-converted to Common Stock basis in accordance with Section 5(d)(iii).

(H)Deferral of Certain Conversions Requiring Adjustment.  In any case in which this Section 5(g)(v) requires that an adjustment as a result of any event become effective from and after a record date, the Corporation may elect to defer until after the occurrence of such event (A) issuing to the holder of any shares of Series A Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion over and above the shares issuable on the basis of the Conversion Price in effect immediately before adjustment and (B) paying to such holder any amount in cash in lieu of a fractional share of Common Stock pursuant to Section 5(g)(iv) above.  In any such case the Corporation shall issue or cause a transfer agent to issue due bills or other appropriate evidence of the right to receive the shares the issuance of which is so deferred.

(I)Deferral of Small Adjustments.  Any adjustment in the Conversion Price otherwise required by this Section 5(g) may be postponed until the date of the next adjustment (or the date of conversion, if earlier) otherwise required to be made if such adjustment (together with any other adjustments postponed pursuant to this paragraph (ix) and not theretofore made) would not require an increase or decrease of more than 0.5% in such Conversion Price.  All calculations under this Section 5(g)(v) shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

(J)Voluntary Reduction in Conversion Price.  The Board of Directors may make such reductions in the Conversion Price, in addition to those required by this Section 5(g)(v), as it shall deem necessary to avoid taxation of any dividend or distribution of stock or rights to acquire stock or any event treated as a deemed dividend or distribution for Federal income tax purposes to the recipients.

(vi)Notice of Conversion Price Adjustments.  Whenever the Conversion Price is adjusted as herein provided:

(A)The Corporation shall compute and file with each transfer agent for the shares of Series A Preferred Stock the adjusted Conversion Price in accordance with this Section 5(g) and shall prepare a certificate signed by the Corporation’s chief financial officer setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based; and

(B)A notice stating that the Conversion Price has been adjusted and setting forth the adjusted Conversion Price shall be made by hand delivery or delivered by overnight courier, as soon as practicable to the holders of record of outstanding shares of Series A Preferred Stock at their respective addresses appearing on the books of the Corporation.

(vii)Notice of Certain Events.  In case:

(A)The Corporation declares a dividend or other distribution on its Common Stock;

(B)The Corporation authorizes the issuance to the holders of its Common Stock of rights or warrants entitling them to subscribe for or purchase any shares of capital stock of any class or any other subscription rights or warrants; or

(C)Of any reclassification of the capital stock of the Corporation (other than a subdivision or combination of its outstanding shares of Common Stock), or of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation is required, or of any sale, transfer or other disposition of all or substantially all of the assets of the Corporation or of any other transaction or event that would constitute or result in a Fundamental Change or a Change in Control; or

(D)Of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

then the Corporation shall file with each transfer agent for the shares of Series A Preferred Stock and shall deliver by hand delivery or by overnight courier to the holders of record of outstanding shares of Series A Preferred Stock, at their respective addresses appearing on the books of the Corporation, at least 5 days before the applicable record or effective date hereinafter specified, a notice stating (x) the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, disposition, liquidation, dissolution or winding up or Fundamental Change is expected to become effective, and the date as of which it is expected that holders of record of Common Stock shall be entitled to exchange their shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, disposition, liquidation, dissolution or winding up or Fundamental Change.  Failure to give notice as required by this Section 5(g)(vii), or any defect in such notice, shall not affect the validity of any such dividend, distribution, right, warrant, reclassification, consolidation, merger, sale, transfer, disposition, liquidation, dissolution or winding up or Fundamental Change, or the vote on any action authorizing such.

(viii)Reservation of Shares.  The Corporation shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, solely for the purpose of issuance upon conversion of shares of Series A Preferred Stock, the full number of shares of Common Stock then deliverable upon conversion of all shares of Series A Preferred Stock outstanding.

(h)Voting Rights.

(i)General.  The holders of Series A Preferred Stock shall be entitled to vote and, except as hereinafter provided, shall vote together with the holders of Common Stock (and of any other class or series that may similarly be entitled to vote with the holders of Common Stock) as a single class on all matters on which holders of Common Stock are entitled to vote.

In so voting, the holders of Series A Preferred Stock shall be entitled to cast such number of votes as such holders would have been entitled to cast if the Series A Preferred Stock and the Note had been converted into Common Stock on the record date for the determination of holders entitled to vote.  Each share of Series A Preferred Stock shall be entitled to cast a pro rata portion of such number of votes.

(ii)Other Voting Rights.  So long as the sum of (a) the aggregate outstanding principal amount of the Notes and (b) the product of (x) the number of issued and outstanding shares of Series A Preferred Stock and (y) the Issuance Price, exceeds $15,000,000.00, the Corporation will not, without the prior written consent of the holders of two thirds of the Series A Preferred Stock at the time outstanding, permit the taking of the following actions or take any action that has the effect of:

(A)waiving, amending, altering, repealing or changing the rights, preferences or privileges of the Series A Preferred Stock, as provided herein or in the certificate of incorporation, whether by merger, consolidation or otherwise;

(B)authorizing or issuing any other equity security, including any other security convertible into or exercisable for any equity security, having a preference over the Series A Preferred Stock with respect to voting, the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation;

(C)reclassifying any outstanding shares of equity securities, including any security convertible into or exercisable for any such equity security, into equity securities having a preference over, or being on a parity with, the Series A Preferred Stock with respect to voting, the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation;

(D)authorizing or paying any dividend or distribution with respect to Common Stock or any other class or series of Junior Stock;

(E)increasing the authorized number of shares of Series A Preferred Stock other than in connection with the payment of dividends on the Series A Preferred Stock;

(F)altering or changing the business of the Corporation in any fundamental respect; or

(G)effecting a voluntary liquidation, dissolution or winding up of the Corporation;

provided, however, that the amendment of the certificate of incorporation so as to authorize or create, or to increase the authorized amount of, any Junior Stock or any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Corporation ranking on a parity with Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation shall not be deemed to affect adversely the rights, preferences or privileges of the Series A Preferred Stock; provided, further, that no such vote or consent of the holders of Series A Preferred Stock shall be required if provision is made for the redemption pursuant to Section 5(f) of all shares of Series A Preferred Stock at the time outstanding at or before the time when such amendment, alteration or repeal is to take effect or when such authorization, creation or increase in the authorized amount of any shares or convertible securities is to be made, as the case may be.

(i)Other Rights.  The shares of Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the certificate of incorporation of the Corporation.

Article V: Incorporator

The name and mailing address of the incorporator are as follows: Peter L. Dunn, Korn Ferry, 1800 Century Park East, Suite 900, Los Angeles, California 90067.

Article VI: Bylaws

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, alter, amend and repeal the Bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise; provided, however, that the affirmative vote of the majority of the voting power of the then outstanding voting stock of the Corporation shall be required for stockholders to adopt, amend, alter or repeal any provision of the Bylaws of the Corporation.

Article VII: Election of Directors

Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

Article VIII:  Number of Directors

Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV of this Certificate of Incorporation or any resolution or resolutions of the Board of Directors providing the issuance of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the Board of Directors shall consist of not fewer than 8 nor more than 15 directors, the exact number of directors within such limits to be determined solely by the Board of Directors in the manner set forth in the Bylaws of the Corporation.  Commencing with the 2013 annual meeting of stockholders, directors shall be elected  for a term ending on the date of the next annual meeting of stockholders following their election and until their successors shall have been duly elected and qualified, or until their earlier death, resignation or removal.

Article IX: Director Liability

A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Article X:  Removal of Directors

Any or all directors may be removed with or without cause by the holders of a majority of the shares entitled to vote at an election of directors.

Article XI: Reservation of Rights by the Corporation

The Corporation hereby reserves the right at any time and from time to time to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by or pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article XI.

Article XII: Meetings of the Stockholders

Section 1. Place of Meetings.  Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

Section 2. Ability to Call Special Meetings.  Special meetings of the stockholders: (a) may be called by the Board of Directors, the Chair of the Board of Directors, the Chief Executive Officer or the President of the Corporation, and (b) shall be called by the Chair of the Board of Directors or the Corporate Secretary upon the written request or requests of one or more persons that: (i) own (as such term is defined in the Bylaws of the Corporation, as amended from time to time) shares representing at least 25% of the Common Stock outstanding as of the record date fixed in accordance with the Bylaws of the Corporation to determine who may deliver a written request to call a special meeting, and (ii) comply with such other requirements and procedures for requesting a special meeting of stockholders as may be set forth in the Bylaws of the Corporation and amended from time to time. The foregoing provisions of this Article XII shall be subject to the provisions of the Bylaws of the Corporation (as amended from time to time) that, among other things, limit the ability to make a request for a special meeting and that specify the circumstances pursuant to which a request for a special meeting will be deemed to be revoked. Special meetings may not be called by any other person or persons.

Article XIII: Books of the Corporation

The books of the Corporation may be kept (subject to any provision contained in the laws of the State of Delaware) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

Article XIV: Action by Written Consent of Stockholders Prohibited

No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of the stockholders may be effected by written consent of the stockholders in lieu of a meeting of the stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the Board of Directors of the Corporation.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be executed on its behalf by its Corporate Secretary on this 7th day of January, 2019.

KORN FERRY

By:/s/ Jonathan Kuai
Name:Jonathan Kuai
Title: Corporate Secretary